SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

WIZE PHARMA, INC.
(Name of Issuer)
Common Stock, NIS 0.001 par value
(Title of Class of Securities)
97751M108
(CUSIP Number)
November 16, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP NO. 97751M108

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Shimshon Fisher
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 13,476,418
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 13,476,418
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,476,418
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.4%*
12.	Type of Reporting Person : IN

* Based on 104,412,510 shares of Common Stock outstanding as of November 16, 2017 (as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on November 16, 2017) and 6,075,385 shares of Common Stock issuable upon the conversion of convertible loans (including the principal amount and accrued interest as of November 27, 2017) and 7,401,033 shares of Common Stock issuable upon the exercise of rights to invest in the Issuer, both within 60 days of the date hereof.

Page 2 of 4 pages

Item 1.

(a)	Name of Issuer: WIZE PHARMA, INC. (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices: 5b Hanagar Street, Hod Hasharon, Israel 4527708

Item 2.

(a)	Name of Person Filing: This Statement is filed by:

(1) Shimshon Fisher

The foregoing is referred to as the "Reporting Person" in this Statement.

(b)	Address of Principal Business Offices or, if none, Residence:

Shimshon Fisher – 3 HaRav Shmuel Rozovski Street, Bnei Brak, Israel 5152608

(c)	Place of Organization:

Not applicable.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”).

(e)	CUSIP Number:

97751 M 108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons.

Item 5.

Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 3 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2017

/s/ Shimshon Fisher
Shimshon Fisher

Page 4 of 4 pages